EXHIBIT 11.1


                    BDM INTERNATIONAL, INC.
               COMPUTATION OF EARNINGS PER SHARE
          (Amounts in Thousands, Except Per Share Data)



                                  Three Months       Six Months
                                     Ended             Ended

                                   June 30,           June 30,
                                   -------            --------
                                  1995   1994        1995   1994
                                  -----  ----        ----   ----

Net Income                       $3,870  $3,005    $7,204   $5,913
                                  =====   =====     =====    =====
Shares used for
   primary earnings per share:

  Weighted averaged               9,650  10,916     9,544   11,428
   shares outstanding

  Dilutive effect of                587     496       569      412
   common stock equivalents-        ---     ---       ---      ---
   noncontingent stock options

        Total shares used for
         primary earnings        10,237  11,412    10,113   11,840
           per share

Additional shares used
for fully diluted
earnings per share:

   Increase for dilutive
     effect of contingent           139     127       162      192
     stock options                -----   -----     -----   ------

       Total shares used
        for fully diluted        10,376  11,539    10,275   12,032
        earnings per share       ======  ======    ======   ======


Earnings per share:


   Primary                        $0.38   $0.26     $0.71    $0.50
                                   ====    ====      ====     ====

   Fully diluted                  $0.37   $0.26     $0.70    $0.49
                                   ====    ====      ====     ====